Exhibit 99.1

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of April 30, 2024	As of October 31, 2023

ASSETS
Current Assets:
Cash and cash equivalents	$3,366,808	$2,219,973
Accounts receivable	4,033,994	983,784
Prepayments and other current assets	3,714,881	3,561,741
Due from related parties	983	4,183
Total Current Assets	11,116,666	6,769,681

Property and equipment, net	551,974	561,891
Prepayment and other non-current assets	1,613,958	894,561
Operating lease right of use asset, net	160,578	204,750
Total Assets	$13,443,176	$8,430,883

LIABILITIES AND DEFICIT

Current Liabilities:
Current maturity of long-term bank loan	$955,904	$937,457
Accounts payable	9,210	261,144
Advance from customers	3,379,862	3,463,413
Accrued expenses and other liabilities	5,245,566	5,401,427
Operating lease liability-current	92,636	90,585
Convertible notes	1,573,735	-
Taxes payable	60,410	56,161
Due to related parties	7,738,923	3,898,572
Total Current Liabilities	19,056,246	14,108,759

Long-term bank loans	998,195	1,477,221
Operating lease liability-noncurrent	63,249	109,492
Deferred tax liability	107	217
Total Liabilities	20,117,797	15,695,689

COMMITMENTS AND CONTINGENCIES

Total Deficit:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 54,289,579 and 52,774,579 shares issued and outstanding as of April 30, 2024 and October 31, 2023, respectively	5,430	5,278
Additional paid-in capital	376,858	(457,183)
Accumulated deficit	(5,726,991)	(4,955,326)
Total Shareholders’ Deficit	(5,344,703)	(5,407,231)
Non-controlling interest	(1,329,918)	(1,857,575)
Total Deficit	(6,674,621)	(7,264,806)
Total Liabilities and Deficit	$13,443,176	$8,430,883

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended
	April 30, 2024	April 30, 2023
		(Restated)
Revenue
Ocean freight revenue	$33,211,799	$49,330,293
Vessel service revenue	1,643,746	215,118
Total revenue	34,855,545	49,545,411

Cost of revenues	32,425,944	54,240,270
Gross profit (loss)	2,429,601	(4,694,859)

Operating expenses:
General and administrative expenses	2,285,953	2,103,319
Total operating expenses	2,285,953	2,103,319

Income (loss) from operations	143,648	(6,798,178)

Other income (expense)
Interest income	1,733	954
Interest expense	(49,477)	(57,038)
Change in fair value of convertible notes	(320,218)	-
Other expense, net	(15,555)	(194,229)
Total other expense, net	(383,517)	(250,313)

Loss before income taxes	(239,869)	(7,048,491)

Provision for income taxes	4,139	2,542

Net loss	(244,008)	(7,051,033)
Less: Net income (loss) attributable to non-controlling interests	527,657	(2,732,234)
Net loss attributable to the Company	$(771,665)	$(4,318,799)

Comprehensive loss	(244,008)	(7,051,033)
Less: Comprehensive income (loss)attributable to non-controlling interests	527,657	(2,732,234)
Comprehensive loss attributable to the Company	$(771,665)	$(4,318,799)

Loss per share attributable to the Company - Basic and diluted*	$(0.01)	$(0.08)
Weighted Average Shares Outstanding - Basic and diluted*	52,842,656	52,068,190

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED APRIL 30, 2024 AND 2023

	Ordinary Shares		Additional Paid in	Retained Earnings (Accumulated	Non-controlling
	Shares*	Amount*	Capital	Deficits)	interest	Total
Balance at November 1, 2022	50,000,000	$5,000	$152,550	$4,376,698	$5,490,105	$10,024,353
Effect of reverse merger	2,719,579	272	(1,109,727)	-	-	(1,109,455)
Conversion of promissory note settlement upon the reverse merger	55,000	6	499,994	-	-	500,000
Net loss for the period	-	-	-	(4,318,799)	(2,732,234)	(7,051,033)
Dividends to shareholders	-	-	-	-	(902,000)	(902,000)
Balance as of April 30, 2023 (Restated)	52,774,579	$5,278	$(457,183)	$57,899	$1,855,871	$1,461,865

Balance at November 1, 2023	52,774,579	$5,278	$(457,183)	$(4,955,326)	$(1,857,575)	(7,264,806)
Issuance of shares for services	1,500,000	150	825,575	-	-	825,725
Ordinary shares issued for convertible notes	15,000	2	8,466	-	-	8,468
Net income(loss) for the period	-	-	-	(771,665)	527,657	(244,008)
Balance as of April 30, 2024	54,289,579	$5,430	$376,858	$(5,726,991)	$(1,329,918)	$(6,674,621)

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	April 30, 2024	April 30, 2023
		(Restated)
Cash flows from operating activities:
Net loss	$(244,008)	$(7,051,033)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9,917	21,098
Deferred tax benefit	(110)	(1,076)
Amortization of operating lease right-of-use assets	44,172	10,533
Share-based compensation	81,546	-
Change in fair value of convertible notes	320,218	-
Changes in operating assets and liabilities:
Accounts receivable	(3,050,210)	3,295,524
Prepayments and other assets	(128,358)	5,841,283
Payable to related parties	(2,467)	1,236,516
Accounts payable	(251,934)	(367,537)
Advance from customers	(83,551)	(5,958,370)
Accrued expenses and other liabilities	(155,862)	(6,890,417)
Taxes payable	4,249	(7,390)
Operating leases liabilities	(44,192)	(10,534)
Net cash used in operating activities	(3,500,590)	(9,881,403)

Cash flows from financing activities:
Net cash acquired in the reverse recapitalization	-	23
Repayment to related parties	(2,010,521)	(12,330,157)
Loans from related parties	5,856,540	11,388,945
Repayment of long-term bank loans	(460,579)	(243,086)
Proceeds from convertible notes	1,324,910	-
Repayment of convertible notes	(62,925)	-
Dividends to shareholders	-	(902,000)
Net cash provided by (used in) financing activities	4,647,425	(2,086,275)

Net increase (decrease) in cash and cash equivalents	1,146,835	(11,967,678)
Cash and cash equivalents, beginning of period	2,219,973	21,572,336
Cash and cash equivalents, end of period	$3,366,808	$9,604,658

Supplemental disclosure information:
Cash paid for income tax	$4,139	$2,542
Cash paid for interest	$303,120	$57,038
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES
Issuance of shares for prepayments and other non-current assets	$744,179	$-
Ordinary shares issued for convertible notes	$8,468	$-
Right-of-assets obtained in exchange for operating lease obligations	$-	$199,572
Conversion of rights to ordinary shares upon the reverse merger recapitalization	$-	$500,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Caravelle International Group (the “Company”) and its subsidiaries (together the “Group”) is an international operator of ocean transportation service. It is engaged in the seaborne transportation service under voyage contracts as well as vessels service for and on behalf of ship owners. The Company, a Cayman Islands exempted company, was formed on February 28, 2022 to serve as a holding company.

Reverse Recapitalization

On April 5, 2022, Pacifico Acquisition Corp. (“Pacifico”) entered into that certain Agreement and Plan of Merger which was amended by the Amended and Restated Agreement and Plan of Merger (the “SPAC Transaction”) dated August 15, 2022 (the “Merger Agreement”), by and among Caravelle Group Co., Ltd (“Caravelle Group”), Pacifico International Group, a Cayman Islands exempted company and a direct wholly-owned subsidiary of the Company (“Merger Sub 1”), Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Company (“Merger Sub 2” and, together with the Company and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and Caravelle Group.

On December 16, 2022, the SPAC Transaction was completed and the Company became a publicly traded holding company listed on the Nasdaq Capital Market and Caravelle Group became a wholly owned subsidiary of the Company. The SPAC Transaction was completed through a two-step process as follows:

(Step 1) Merger Sub 1 merged with and into Caravelle Group (the “Initial Merger”), and Caravelle Group was the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of the Company, and

(Step 2) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 merged with and into Pacifico (the “SPAC Merger” and together with the Initial Merger, the “Merger”), and Pacifico was the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of the Company (collectively, the “SPAC Transaction” or “reverse merger”).

As a result of the SPAC Transaction, among other things, (i) all outstanding ordinary shares of Caravelle Group was cancelled in exchange for 50,000,000 ordinary shares of the Company, (ii) each outstanding unit of Pacifico (the “Pacifico Unit”) was automatically detached, (iii) each unredeemed outstanding share of common stock of Pacifico (the “Pacifico Common Stock”) was cancelled in exchange for the right to receive one (1) the Company’s Ordinary Share, (iv) every ten (10) outstanding rights of Pacifico (the “Pacifico Rights”) was contributed in exchange for one (1) of the Company’s Ordinary Shares, and were cancelled and cease to exist, and (v) each unit purchase option of Pacifico (the “Pacifico UPO”) will automatically be cancelled and cease to exist in exchange for one (1) unit purchase option of the Company’s (the “UPO”).

The Company was determined to be the accounting acquirer given that the original shareholders of Caravelle Group effectively controlled the combined entity after the Transaction.  Pacifico is treated as the acquired company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the SPAC Transaction, the Company’s shareholders have a majority of the voting power of the combined company, the Company comprised all of the ongoing operations of the combined entity, the Company comprised a majority of the governing body of the combined company, and the Company’s senior management comprised all of the senior management of the combined company. Accordingly, for accounting purposes, the SPAC Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by the Company for the net assets of Pacifico, accompanied by a recapitalization. The Company is determined as the predecessor, and the historical financial statements of Caravelle became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization. Net assets of Pacifico were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the SPAC Transaction were those of the Caravelle Group.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

As of the date of the report, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation/ Acquisition	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Caravelle Group Co., Ltd (“Caravelle Group”)	April 1, 2021	Cayman Islands	100%	Investment Holding
SGEX Group Co., Ltd (“SGEX”)	April 19, 2021	British Virgin Islands (“BVI”)	100%	Investment Holding
Pacifico Acquisition Corp.*	December 16, 2022	the U.S.	100%	Investment Holding
Topsheen Shipping Group Corporation (“Topsheen Samoa”)	July 23, 2012	Samoa	90%	Transportation service
Topsheen Shipping Singapore Pte. Ltd (“Topsheen Shipping”)	October 30, 2015	Singapore	61% owned subsidiary of Topsheen Samoa	Transportation service
Topsheen Bulk Singapore Pte. Ltd (“Topsheen Bulk”)	March 16, 2019	Singapore	100% owned subsidiary of Topsheen Shipping	Transportation service
Singapore Garden Technology Pte. Ltd. (“Garden Technology”)	December 6, 2020	Singapore	100%	Transportation and heating business

*	Pacifico Acquisition Corp was dissolved on September 26, 2024.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended April 30, 2024 and 2023 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Group’s annual financial statements for the fiscal year ended October 31, 2023 filed with the SEC on September 9, 2024.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Non-controlling interest’s operating results are presented on the face of the consolidated statements of operations and comprehensive income (loss) as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Group. As of April 30, 2024 and October 31, 2023, non-controlling interests represent non-controlling shareholders’ proportionate share of equity interests in Topsheen Samoa and Topsheen Shipping.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant accounting estimates required to be made by management include, but are not limited to revenue recognition, the allowance for credit losses of accounts receivable, useful lives and assessment for impairment of long-lived assets, fair value of the convertible notes and warrants well as share-based compensation. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable is recognized and carried at original invoiced amount less an estimated allowance for credit losses. Most accounts receivable is collected within one month. On November 1, 2022, the Group adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements. The Group’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. No allowance was recorded as of April 30, 2024 and October 31, 2023, respectively.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, prepayments and other current assets, accounts payables, balances with related parties, and other current liabilities, approximate their fair values because of the short-term maturity of these instruments. The carrying amounts of long-term loans approximate fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Group’s financial assets and liabilities measured at fair value on a recurring basis as of April 30, 2024 and October 31, 2023:

	As of April 30, 2024
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Contingent consideration – earn-out liability(i)	$-	$-	$-	$-
Convertible notes (ii)	-	-	1,573,735	1,573,735
Total	$-	$-	$1,573,735	$1,573,735

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of October 31, 2023
Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Contingent consideration – earn-out liability (i)	$-	$-	$-	$-
Total	$-	$-	$-	$-

(i) Contingent consideration – earn-out liability

Pursuant to the Merger Agreement, eligible shareholders of Caravelle may receive up to 35,000,000 ordinary shares of the Group (the “Earnout Shares”) if the Group’s consolidated revenue exceed certain targets. Upon the closing of the SPAC Transaction, the Group recorded the fair value of the contingent consideration, which is resulted from earn-out liability and classified as level 3 in the fair value hierarchy. The Group records the changes in fair value in earnings. Since the Group determined that the probabilities of achieving the revenue earnout targets were nil, the Group estimated the fair value of the Earnout liability of $nil as of December 16, 2022 (upon the closing of the SPAC Transaction), October 31, 2023 and April 30, 2024.

(ii) Convertible notes

The Group elected the fair value option to account for its convertible notes (excluding freestanding warrants if applicable, refers to Note 8 for detail information). The Group engaged an independent valuation firm to perform the valuation. The fair value of the convertible notes is calculated using the binomial tree model. The convertible notes are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for all convertible notes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of April 30, 2024:

April 30,
2024

Opening balance	$-
Issuance of convertible notes	1,332,000
Change in fair value of convertible notes	320,218
Cash repaid	(70,015)
Ordinary shares issued for convertible notes	(8,468)
Total	$1,573,735

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Group is an international operator of comprehensive ocean transportation service. On November 1, 2019, the Group has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 using the modified retrospective approach. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group primarily derives its freight revenue from voyage contracts and provides vessel service.

In accordance with ASC 606, the Group evaluates whether our businesses themselves promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. Based on the evaluation of the control model, the Group determined that the Group is the principal to the transaction for voyage contracts and the related revenue from voyage contracts is recognized on a gross basis based on the transfer of control to the customer. The Group’s vessel service contracts engage in certain transactions wherein the Group act as an agent of ship owners. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions and taxes and duties.

Revenue from voyage contracts

Under a voyage contract, the Group is engaged to provide the transportation of cargo between specific ports in return for ocean freight payment of an agreed upon freight per ton of cargo. The Group’s voyage contracts generally do not contain cancelable provisions. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. For the voyage contracts, the customer simultaneously receives and consumes the benefits provided by the Group performance over the voyage period because of the continuous service to the customer. Customers receive the benefit of our services as the goods are transported from one location to another. If the Group was unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, the Group recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged based on the relative transit time completed in each reporting period. For the unfinished voyages, the Group estimates the percentage of completion based on voyage days completed and total estimated voyage days. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expense and other ocean transportation operating costs are charged to operating costs as incurred.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Revenue from vessel services

The Group contracts with various customers to carry out vessel services for vessels as agents for and on behalf of ship owners. These services include lease of vessels on behalf of the ship owners and commercial management. As the operator of the vessels, the Group undertakes to use its best endeavors to provide the agreed vessel services as agents for and on behalf of the ship owners and to protect and promote the interest of the ship owners in all matters relating to the provision of services. Most of the vessel service agreements span within one year and are typically billed on a monthly basis. The Vessel service revenue is recorded on a net basis. Net revenue includes billings to customers, net of voyage operating expenses incurred. The Group transfers control of the service to the customer and satisfies its performance obligation over the term of the contract, and therefore recognized revenue over the term of the contract.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment. The balances of accounts receivable were $4,033,994 and $983,784 as of April 30, 2024 and October 31, 2023, respectively. Contract liabilities are reflected as advance from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the fulfillment of performance obligations. As of April 30, 2024 and October 31, 2023, the advances from customer amounted to $3,379,862 and $3,463,413, respectively. The Group expected to recognize the entire contract liabilities as of April 30, 2024 as revenue in the next 12 months.

For the six months ended April 30, 2024 and 2023, the disaggregation of revenue is as follows:

	For the Six Months Ended
	April 30, 2024	April 30, 2023
		(Restated)
Ocean freight revenue	$33,211,799	$49,330,293
Vessel service revenue	1,643,746	215,118
Total	$34,855,545	$49,545,411

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government Subsidies

The Group received government subsidies according to related policy from local government. The Group receives government subsidies that the Singaporean government has not specified its purpose for and are not tied to future trends or performance of the Group. Receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The unspecific purpose subsidies are recognized as other income (expenses), net upon receipt as further performance by the Group is not required. For the six months ended April 30, 2024 and 2023, the government subsidies amounted to $459 and $16,793, respectively.

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended April 30, 2024 and 2023. All of the tax returns of the Company’s subsidiaries in Singapore remain subject to examination by the tax authorities for four years from the date of filing.

Loss per Share

Loss per ordinary share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per ordinary share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options and vesting of restricted share units by using the treasury stock method and ordinary shares issuable upon the conversion of convertible instruments using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted net (loss)/earnings per share calculation when inclusion of such shares would be anti-dilutive. For the six months ended April 30, 2024 and 2023, there were no dilutive shares.

Concentrations of risks

a.	Significant customers

For the six months ended April 30, 2024, no customer accounted for more than 10% of the Group’s total revenues. For the six months ended April 30, 2023, one customer accounted for or approximately 18% of the Group’s total revenues. As of April 30, 2024, two customers accounted for approximately 30% and 10% of the Group’s accounts receivable, respectively. As of October 31, 2023, three customers accounted for approximately 23%, 17% and 10% of the Group’s accounts receivable, respectively.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of risks (continued)

b.	Significant suppliers

For the six months ended April 30, 2024, one related-party supplier accounted for approximately 22% of the Group’s total purchases. For the six months ended April 30, 2023, one related-party supplier accounted for approximately 27% of the Group’s total purchases and one third-party supplier accounted for approximately 10% of the Group’s total purchases. As of April 30, 2024, one third-party supplier accounted for approximately 99% of the Group’s total accounts payable. As of October 31, 2023, two suppliers accounted for approximately 50% and 46% of the Group’s total accounts payable, respectively.

c.	Cash and cash equivalents

The Group maintains cash and cash equivalents with various financial institutions in Singapore and management believes these financial institutions are high credit quality. As of April 30, 2024 and October 31, 2023, the aggregate amount of cash and cash equivalents of $3,366,025 and $2,219,973, respectively, was held at major financial institutions in Singapore, where there is a Singapore Dollar 100,000 (or $73,009) deposit insurance limit for a legal entity’s aggregated balance at each bank.

Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Group beginning November 1, 2024, and are applied prospectively to business combinations that occur after the effective date. The Group does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group is currently evaluating the potential impact of adopting this guidance on its financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — LIQUIDITY AND GOING CONCERN

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Group be unable to continue as a going concern.

For the six months ended April 30, 2024, the Group incurred a continuous net loss of $0.2 million and net cash used in operating activities of $3.5 million. As of April 30, 2024, the Group has an accumulated deficit of $5.7 million and working capital deficit of $7.9 million. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

Management monitors and analyzes the Group’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Group has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital. As of April 30, 2024, the Group had cash and cash equivalents of $3.4 million. Advance from customers included in current liabilities amounted to $3.4 million mainly presenting the advances from customer that will be recognized as revenue in the next fiscal year when the services are provided. Subsequent to April 30, 2024, the Group closed two private placement financings of senior unsecured original issue 25% discount convertible promissory note for total principal amount of approximately $5.3 million with an original issuance discount of approximately $1.3 million and zero annual interest rate. Both convertible promissory notes were subsequently converted into in aggregated of 53,000,000 ordinary shares. To sustain its ability to support the Group’s operating activities, the Group may have to consider supplementing its available sources of funds through the following sources: (1) cash generated from upcoming operations; (2) new bank loans or renew its existing bank loans upon maturity, (3) financial support from the Group’s principal shareholders and related parties. Based on the above analysis, management believes it is more likely than not that the Group can meet its obligations as they become due within one year from the reporting date and can continue as a going concern, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 4 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	April 30, 2024	October 31, 2023
Accounts receivable	$4,033,994	$983,784

Approximately $4.0 million or 100% of the accounts receivable balance as of April 30, 2024 has been subsequently collected as of September 30, 2024.

Note 5 — PREPAYMENTS AND OTHER ASSETS

Prepayments and other assets consisted of the following:

	April 30, 2024	October 31, 2023

Prepayment for fuel and other costs	$3,662,706	$3,509,770
Prepayment for keyman insurance	869,779	894,561
Prepaid consulting service fee	744,179	-
Others	52,175	51,971
Total	$5,328,839	$4,456,302
Including:
Prepayments and other current assets	$3,714,881	$3,561,741
Prepayments and other non-current assets	$1,613,958	$894,561

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	April 30, 2024	October 31, 2023

Accrued expenses (1)	$4,106,992	$4,421,644
Board compensation payable	75,000	75,000
Other payable	1,063,574	904,783
Accrued expenses and other liabilities	$5,245,566	$5,401,427

(1)	The balance as of April 30, 2024 represented accrued contract expenses of approximately $2.1 million and accrued contract loss of approximately $2.0 million. The balance as of October 31, 2023 represented accrued contract expenses of approximately $3.7 million and accrued contract loss of approximately $0.7 million.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — BANK LOANS

Bank loan consisted of the following loans:

	April 30, 2024	October 31, 2023

Loan from DBS Bank (due on May 13, 2025) (1)	$1,037,176	$1,497,755
Revolving credit for keyman insurance (2)	916,923	916,923
Total	1,954,099	2,414,678
Less: current maturity of long-term bank loan	955,904	937,457
Long term of bank loans	$998,195	$1,477,221

(1)	On April 9, 2020, the Group signed a loan agreement with DBS Bank Ltd. to obtain a five-year loan of $3,650,434 (or SGD 5,000,000). The loan bears a fixed interest rate of 3% per annum. The bank loan was secured by Mr. Dong Zhang. The Group is required to pay interest for the first twelve months and repay monthly instalments comprising principal and interest thereafter. As of April 30, 2024 and October 31, 2023, the balance was $1,037,176 and $1,497,755, respectively.

(2)	On February 14, 2020, the Group obtained a revolving credit facility I (RCF I) from DBS Bank Ltd. of $916,923 and used to settle the premium of Insurance Policy. The weighted average effective interest rate is 3.1% for the six months ended April 30, 2024. The revolving credit facility is secured by way of first legal assignment of Insurance Policy of all rights, title, interests and benefits under and arising out of the Insurance Policy including all proceeds payable under the Insurance Policy and all proceeds of any repayment or refund of premium by the Insurer, with notification of the assignment to be served and acknowledged by the Insurer.

Interest expense for the above-mentioned loans amount to $19,952and $33,865 for the six months ended April 30, 2024 and 2023, respectively. The effective interest rate was 2.2% and 3.9% for the six months ended April 30, 2024 and 2023, respectively.

The repayment schedule for the bank loans are as follows:

Twelve months ending April 30,	Repayment
2025	$955,904
2026	81,272
2027	-
2028	-
2029	-
Thereafter	916,923
Total	$1,954,099

Note 8 — CONVERTIBLE NOTES

	April 30, 2024	October 31, 2023

Convertible notes	$1,573,735	$-

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — CONVERTIBLE NOTES (continued)

2023 Convertible Note

On November 24, 2023, the Company entered into a securities purchase agreement with an investor, pursuant to which the Company issued the Investor a convertible promissory note on November 24, 2023 in the principal amount of $63,333 (the “2023 Note”) with an origin issue discount (“OID”) of 10% for a term of 9 months. The 2023 Note can be converted at the option of noteholder into Class A ordinary shares of the Company at an initial conversion price of $0.65 per share subject to adjustment specified in the agreement. The proceeds from the 2023 Note was $50,000 (after deducting OID and $7,000 for investors’ fees, costs and other transaction expenses incurred in connection with the purchase and sale of the 2023 Note). The Company may prepay all or a portion of the 2023 Note at any time by paying 120% of the outstanding balance elected for pre-payment. By February 6, 2024, the Company fully settled the 2023 Note with cash repayment of $70,014 and 15,000 ordinary shares issued for equity interest with fair value of $8,468.

The Company has elected to recognize the 2023 Note at fair value and therefore there was no further evaluation of embedded conversion option features for bifurcation. Based on the valuation report performed by an independent valuation firm, the fair value of the 2023 Note was determined to be of $57,000 up issuance. The fair value of 2023 Note was determined using the Binomial Option Pricing Model. The major assumptions used in the Binomial Model are as follows:

	November 24, 2023	February 6, 2024
Risk-free interest rate	5.22%	5.05%
Expected life	0.75 year	0.55 year
Discount rate	19.72%	18.23%
Expected volatility	83.14%	76.21%
Expected dividend yield	-%	-%
Fair value	$57,000	$54,754

The following is a reconciliation of the beginning and ending balances for 2023 Note measured at fair value for the six months ended April 30, 2024:

April 30,
2024

Opening balance	$-
Issuance of convertible notes	57,000
Change in fair value of convertible notes	21,483
Cash repaid	(70,015)
Ordinary shares issued for convertible notes	(8,468)
Total	$-

As of April 30, 2024, the balance of 2023 Convertible Note was Nil.

Jan 2024 Convertible Notes

In January 2024, the Company closed a first tranche of the senior secured convertible note financing with certain investors for the principal amount of $1.5 million (the “Jan 2024 Notes”) with an origin issue discount (“OID”) of 15% for a term of 18 months. The net proceed from the Jan 2024 Notes was approximately $1.0 million (the principal deduced by OID and other issuance costs). The Jan 2024 Notes can be converted at the option of noteholder into Class A ordinary shares of the Company at an initial conversion price of $1.0 per share subject to adjustment specified in the agreement. The Jan 2024 Notes shall be repayable in cash upon maturity. Prior to maturity, the Investors can convert the Jan 2024 Notes into ordinary shares at conditions specified in the agreement. The Jan 2024 Notes contain certain prepayment options and participation rights and is subject to customary closing conditions specified in the agreements. As part of the investment, the Investors are also granted five-year warrants equal to 50% of the funded amount at an initial exercise price equal to $1.00 per share, subject to adjustment. After deducting the placement agent’s commission and other offering expenses payable by the Company, the net proceeds to the Company were approximately $1 million.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — CONVERTIBLE NOTES (continued)

The Company assessed that the freestanding warrants issued in connection with the Jan 2024 Notes are legally detachable from the Jan 2024 Notes and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815. However, the scope exception in accordance with ASC 815-10-15-74 applies to warrants and it meets the requirements of ASC 815 that would be classified in stockholders’ equity. Therefore, the warrants issued in connection with the Jan 2024 Notes were accounted for within stockholders’ equity.

The Company has elected to recognize the Jan 2024 Note at fair value and therefore there was no further evaluation of embedded conversion option features for bifurcation. The proceeds from Jan 2024 Notes were first allocated to the Jan 2024 Notes based on its fair value with the residual being allocated to the warrants. Based on the valuation report performed by an independent valuation firm, the fair value of the 2024 Note upon issuance was determined to be of $1,275,000. There was no residual value allocated to the fair value of the freestanding warrants, which was included the Company’s equity. The fair value of Jan 2024 Note and warrants were determined using the Binomial Option Pricing Model. The major assumptions used in the Binomial Model are as follows:

	January 10, 2024	April 30, 2024
Risk-free interest rate	4.49%	5.08%
Expected life	1.5 year	1.19 year
Discount rate	16.40%	19.84%
Expected volatility	87.79%	85.23%
Expected dividend yield	-%	-%
Fair value	$1,275,000	$1,573,735

On August 6, 2024, the Jan 2024 Notes noteholders and the Company reached into a termination agreement, pursuant to which, the Company fully settled the Jan 2024 Note with warrants by issuance of 300,000 ordinary shares with fair value of approximately $0.1 million together with a repayment of cash consideration of approximately $1.4 million.

The following is a reconciliation of the beginning and ending balances for Jan 2024 Notes measured at fair value for the six months ended April 30, 2024:

April 30,
2024

Opening balance	$-
Issuance of convertible notes	1,275,000
Change in fair value of convertible notes	298,735
Total	$1,573,735

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASE

The Group has several operating leases for shipping and offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total lease expense for the six months ended April 30, 2024 and 2023 amounted to $49,140 and $11,601, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	April 30, 2024	October 31, 2023

Right-of-use assets, net	$160,578	$204,750

Operating lease liabilities - current	$92,636	$90,585
Operating lease liabilities - non-current	63,249	109,492
Total operating lease liabilities	$155,885	$200,077

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of April 30, 2024:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.73 years
Weighted average discount rate	3.65%

Maturities of lease liabilities as follow:

Twelve months ending April 30,	Amount
2025	$96,803
2026	64,242
Total future minimum lease payments	161,045
Less: imputed interest	5,160
Present value of lease liabilities	$155,885

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related party balances as of April 30, 2024 and October 31, 2023 and transactions for the six months ended April 30, 2024 and 2023 are identified as follows:

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Dr. Guohua Zhang(1)	Chief Executive Officer and Chairman of the Board
Shanghai Weisheng International Logistics Co., Ltd	Controlled by a shareholder of the Company
Topsheen Shipping Limited	Controlled by a shareholder of the Company
Nanjing Derun Shipping Co., Ltd.	Controlled by a shareholder of the Company
Top Wisdom Shipping Management Co. Limited	Controlled by a shareholder of the Company
Beijing Hanpu Technology Co., Ltd.	Controlled by a shareholder of the Company
Max Bright Marine Service Co. Ltd.	Controlled by a shareholder of the Company
Top Legend Shipping Co. Limited	Controlled by a shareholder of the Company
Top Creation International (HK) Limited	Controlled by a shareholder of the Company
Top Moral Shipping Limited	Controlled by a shareholder of the Company
New Galion Group (HK) Co. Ltd (“New Galion”)	Controlled by Dr. Guohua Zhang

(1)	Prior to July 11, 2024, Dr. Guohua Zhang (“Dr. Zhang”), the Chairman of the Board of Directors and then Chief Executive Officer and Interim Chief Financial Officer of the Company was the ultimate controlling shareholder of the Group, holding 67.14% beneficial ownership of Caravelle’s ordinary shares. On July 11, 2024, Dr. Zhang and an affiliate transferred 20,000,000 Ordinary Shares, representing 35.85% of the Company’s outstanding shares, to High-Trend. In connection therewith, Dr. Zhang resigned as Caravelle’s Chief Executive Officer and Interim Chief Financial Officer.

(a) Due from related parties

Due from related parties consisted of the following:

	April 30, 2024	October 31, 2023

Topsheen Shipping Limited(1)	$983	$-
Top Wisdom Shipping Management Co. Limited(2)	-	4,183
Total	$983	$4,183

(1)	The balances mainly represented prepayments to Topsheen Shipping Limited, which was utilized subsequently.

(2)	The balances mainly represented accounts receivables from Top Wisdom Shipping Management Co. Limited. The balance as of October 31, 2023 has been collected during six months ended April 30, 2024.

(b) Due to related parties

Due to related parties consisted of the following:

	April 30, 2024	October 31, 2023
Topsheen Shipping Limited (1)	$5,442,810	$1,182,319
Shanghai Weisheng International Logistics Co., Ltd.	1,127	6,794
Beijing Hanpu Technology Co., Ltd.(2)	579,147	579,147
Dr. Guohua Zhang(3)	1,715,839	2,030,479
New Galion	-	99,833
Total	$7,738,923	$3,898,572

(1)	The balances mainly represented the balance of advance payment made on behalf of the Group and loan from Topsheen Shipping Limited. For the six months ended April 30, 2024, Topsheen Shipping Limited provided a working capital loan $5.5 million and advance of $0.3 million to the Group. The Group repaid $1.6 million for the six months ended April 30, 2024. The remaining balance is unsecured, interest free and repayable on demand.

(2)

On May 20, 2022, the Group entered into a vessel purchase agreement with a related party — Beijing Hanpu Technology Co., Ltd. to acquire a testing vessel for the purpose of testing and trial operation with the total purchase price of approximately $0.5 million. The testing vessel was delivered to the Group on June 6, 2022. The balance represents unpaid balance of the above contract and other purchased fixed assets.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — RELATED PARTY TRANSACTIONS (continued)

(3)	As of April 30, 2024 and October 31, 2023, Dr. Guohua Zhang advanced $1,715,839 and $2,030,479 to pay certain expanse on behalf of the Group. The advances are non-interest bearing and due on demand. For the six months ended April 30, 2024, the balance payable to Dr. Guohua Zhang included $575,000 advance made by Dr. Guohua Zhang to Pacifico for the related general administrative expense incurred prior to the completion of SPAC Transaction.

(c) Services provided by related parties*

	For the six months ended April 30,	For the six months ended April 30,
	2024	2023
		(Restated)
Topsheen Shipping Limited	$9,195,145	$17,501,563
Max Bright Marine Service Co. Ltd	2,516,981	1,529,205
Top Wisdom Shipping Management Co. Limited	62,497	45,858
Top Creation International (HK) Limited	-	958,744
Top Moral Shipping Limited	1,257,907	-
Top Legend Shipping Co. Limited	-	1,336,135
Total	$13,032,530	$21,371,505

*	The Group generally leased vessels or incurred the related freight costs with the above related parties.

(d) Services provided to related parties**

	For the six months ended April 30,	For the six months ended April 30,
	2024	2023
		(Restated)
Shanghai Weisheng International Logistics Co., Ltd	$194,192	$301,221
Nanjing Derun Shipping Co., Ltd	61,009	-
Topsheen Shipping Limited	1,556,575	106,235
Total	$1,811,776	$407,456

**	The Group generally provided transportation service to the above related parties.

(e) Loan secure provided by a related party

One related party provided guarantee for the repayment of the Group’s long-term loan. (See Note 7)

(f) Strategic purchase contract with a related party

On April 20, 2022, Caravelle entered into a strategic purchase contract with New Galion Group (HK) CO LTD (“New Galion”), a related party. Pursuant to the contract, Caravelle shall purchase four sets of Maritime Carbon Neutral Intelligent Control Platform systems (the “Systems”) from New Galion for total consideration of approximately $16.2 million (HK Dollar 127.0 million) (the “Consideration”). The Consideration shall be paid by four instalments with the first payment (30% of the Consideration) payable on Caravelle’s acceptance of New Galion’s ship modification design report for the Systems. New Galion is responsible to deliver the first set of the Systems before July 1, 2022 and deliver the rest of equipment according to Caravelle’s shipment schedule. On June 20, 2022, Caravelle entered into a supplemental agreement with New Galion to defer to the delivery schedule of the first set of System to suit Caravelle’s needs. As of the date of this filing, Caravelle has not made any payments to New Galion and New Galion did not delivery the related set of system. This agreement was mutually terminated on February 2, 2024 and the Group had a payable balance of $Nil and $99,833 to New Galion as of April 30, 2024 and October 31, 2023, respectively.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman

Caravelle is incorporated in the Cayman as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman.

BVI

SGEX is incorporated in the British Virgin Islands (“BVI”) as an offshore holding company and is ot subject to tax on income or capital gain under the laws of BVI.

Samoa

Topsheen Shipping Group Corporation was incorporated in Samoa. There is no income tax for income sourced or earned outside Samoa. Accordingly, the Group’s consolidated financial statements do not present any income tax provisions related to Samoa tax as all income was earned outside of Samoa.  If the Group had any income sourced to Samoa, it would be taxed at 27%.

Singapore

Under Singapore tax laws, subsidiaries in Singapore are subject to statutory income tax rate at 17.0% if revenue is generated in Singapore and there are no withholding taxes in Singapore on remittance of dividends.

Topsheen Shipping is eligible and participate under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity in Topsheen Shipping is exempt from taxation for the duration of MSI-AIS approval. The MSI-AIS approval was in November 2015 for a period of ten years. The impact of the tax exemption noted above decreased taxes by $nil for the six months ended April 30, 2024 and 2023. As the Group’s revenue are 100% generated from exempt income, the Group’s net operating loss is not eligible to carrying forward for further taxable profit offset. No deferred tax assets recognized for the six months ended April 30, 2024 and as of October 31,2023.

United States

Pursuant to the U.S. Internal Revenue Code (the “Code”), U.S.-source income from the international operation of ships is generally exempt from U.S. tax if the Group operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the Group operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations.

i)	The components of the income tax provision are as follows:

	For the six months ended April 30,	For the six months ended April 30,
	2024	2023
		(Restated)
Current	$4,249	$3,618
Deferred	(110)	(1,076)
Total	$4,139	$2,542

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES (continued)

ii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of April 30, 2024	As of October 31, 2023
Deferred tax liability:
Depreciation for tangible assets	$107	$217
Total	$107	$217

The Group’s loss before income taxes consisted of:

	For the six months ended April 30,	For the six months ended April 30,
	2024	2023
		(Restated)
Non-Singapore	$(1,400,322)	$(1,054,197)
Singapore	1,160,453	(5,994,294)
Total	$(239,869)	$(7,048,491)

The following table reconciles the Singapore statutory rates to the Group’s effective tax rate for the six months ended April 30, 2024 and 2023.

	For the six months ended April 30,	For the six months ended April 30,
	2024	2023
		(Restated)
Singapore Statutory income tax rate	17.0%	17.0%
Differential of local statutory tax rate	(99.0)%	(4.2)%
Effect of preferential tax rate	88.9%	(14.5)%
Non-taxable income	-%	1.7%
Non-deductible items and others *	(8.6)%	(0.1)%
Effective tax rate	(1.7)%	(0.1)%

*	Non-deductible items and others represent excess expenses and losses not deductible for Singapore tax purpose.

(b) Taxes payable

Taxes payable consist of the following:

	As of April 30, 2024	As of October 31, 2023

Income tax payable	$60,410	$56,161
Total taxes payable	$60,410	$56,161

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 —EQUITY

Ordinary Shares

The Company was incorporated on February 28, 2022 to serve as a holding company. The Company’s authorized share capital is 500,000,000 ordinary shares of a par value of $0.0001 each. In connection with the SPAC Transaction on December 16, 2022, the Company issued 50 million ordinary shares in exchange for all outstanding ordinary shares of Caravelle Group and issued 2,719,579 ordinary shares to the SPAC shareholders. In connection with the SPAC Transaction, the Company also issued 55,000 ordinary shares to settle Pacifico’s promissory note of $500,000. As a result, the Company had 52,774,579 ordinary shares issued and outstanding immediately after the SPAC Transaction.

As of April 30, 2024 and October 31, 2023, the Company had 54,289,579 and 52,774,579 ordinary shares issued and outstanding.

Ordinary shares issued for convertible notes

In connection with the 2023 Note issuance, the Company issued 15,000 ordinary shares to the noteholder as equity interest on December 27, 2023. The fair value of the conversion note was assessed at $8,468 based on the Company’s stock price upon issuance.

Shares issued for consulting services

On March 10, 2024, the Company entered into a consulting agreement with a third party for a period of two years. Pursuant to the agreement, the Company shall pay cash in specified in the agreement and issue 1,500,000 ordinary shares to the third party. The fair value of the 1,500,000 ordinary share was $800,100, calculated based on the Company’s share price at the date of the agreement.

On April 24, 2024, the Company entered into a consulting agreement with a third party for a period of one year. Pursuant to the agreement, the Company shall issue 1,500,000 ordinary shares to the third party. The fair value of the 1,500,000 ordinary share was $1,537,500, calculated based on the Company’s share price at the date of the agreement.

For the six months ended April 30, 2024, the Company recorded consulting expense of $81,546 for the above agreements. As of April 30, 2024, there were unrecognized expense related to shares issued for consulting services amounted to $2,256,054.

2022 Incentive Plan

The Company has adopted the 2022 Share Incentive Plan (the “2022 Plan”), which provides for the issuance of up to an aggregate of 3,349,520 of its ordinary shares. The 2022 Plan permits the awards of options, share appreciation rights, rights to dividends and dividend equivalent right, restricted shares and restricted share units and other rights or benefits under the 2022 Plan. No share incentives were granted under the 2022 Plan as of April 30, 2024.

Dividends

During the year ended October 31, 2022, the Group’s subsidiary - Topsheen Shipping declared and paid total dividends of $16,952,502, of which Topsheen Samoa received $8,289,902 and non-controlling shareholder received $8,662,600.

On December 30, 2022, the Group’s subsidiary - Topsheen Shipping declared dividends of $2,000,000, of which Topsheen Samoa received $1,220,000 and non-controlling shareholder received $780,000. On January 31, 2023, Topsheen Samoa declared dividends of $1,220,000, of which non-controlling shareholder received $122,000.

For the year ended October 31, 2023, the Group declared and paid in total of $902,000 dividends to non-controlling interest shareholders. The dividends at the Group’s subsidiaries were determined based on the related subsidiary’s historical performance and earnings at the time of the dividend declaration.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — RESTATEMENT OF COMPARATIVE PERIOD FIGURES

The Group has restated its unaudited condensed consolidated financial statements for the six months ended April 30, 2023. During the interim review of the Group’s financial results for the six months ended April 30, 2024 and 2023, the Audit Committee and management concluded there were errors identified in the previously disclosed the balance sheet as of April 30, 2023 and the operating results for the six months ended April 30, 2023 due to inappropriate consolidation and lack of appropriate cutoff procedures on revenue, costs and expenses during the period end close.

The impacts of these restatements are as follow:

Unaudited condensed consolidated statement of operation and comprehensive income for the six months ended April 30, 2023

	For the Six months ended April 30, 2023
	Previous reported	Effect of restatement	Restated
Revenue
Ocean freight revenue	$45,093,336	$4,236,957	$49,330,293
Vessel service revenue	8,800	206,318	215,118
Total revenue	45,102,136	4,443,275	49,545,411

Cost of revenues	41,713,652	12,526,618	54,240,270
Gross profit (loss)	3,388,484	(8,083,343)	(4,694,859)

Operating expenses:
General and administrative expenses	2,023,855	79,464	2,103,319
Total operating expenses	2,023,855	79,464	2,103,319

Income (loss) from operations	1,364,629	(8,162,807)	(6,798,178)

Other (expense) income
Interest income	942	12	954
Interest expense	(51,992)	(5,046)	(57,038)
Other income (expense), net	36,124	(230,353)	(194,229)
Total other expense, net	(14,926)	(235,387)	(250,313)

Income (loss) before income taxes	1,349,703	(8,398,194)	(7,048,491)

Provision for income taxes	-	2,542	2,542

Net income (loss)	1,349,703	(8,400,736)	(7,051,033)
Less: Net income (loss) attributable to non-controlling interests	611,750	(3,343,984)	(2,732,234)
Net income (loss) attributable to the Company	$737,953	$(5,056,752)	$(4,318,799)

Comprehensive income(loss)	1,349,703	(8,400,736)	(7,051,033)
Less: Comprehensive income (loss) attributable to non-controlling interests	611,750	(3,343,984)	(2,732,234)
Comprehensive income (loss) attributable to the Company	$737,953	$(5,056,752)	$(4,318,799)

Earnings (loss)per share attributable to the Company - Basic and diluted	$0.01	$(0.09)	$(0.08)
Weighted Average Shares Outstanding - Basic and diluted	50,000,000	2,068,190	52,068,190

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 -- RESTATEMENT OF COMPARATIVE PERIOD FIGURES (continued)

Unaudited condensed consolidated balance sheet as of April 30, 2023.

	As of April 30, 2023
	Previous reported	Effect of restatement	Restated
ASSETS
Current Assets:
Cash and cash equivalents	$9,618,961	$(14,303)	$9,604,658
Accounts receivable	1,120,891	(461,104)	659,787
Prepayments and other current assets	20,247,842	(18,413,811)	1,834,031
Total Current Assets	30,987,694	(18,889,218)	12,098,476

Property and equipment, net	593,781	(10,753)	583,028
Prepayment and other non-current assets	1,513,809	(667,101)	846,708
Operating lease right of use asset, net	-	189,039	189,039
Total Assets	$33,095,284	$(19,378,033)	$13,717,251

LIABILITIES AND EQUITY (DEFICIT)

Current Liabilities:
Current maturity of long-term bank loan	$290,835	$1,081,202	$1,372,037
Accounts payable	467,040	(84,107)	382,933
Advance from customers	14,646,609	(10,537,701)	4,108,908
Accrued expenses and other liabilities	2,695,541	(1,077,135)	1,618,406
Operating lease liability-current	-	124,500	124,500
Taxes payable	3,549	52,612	56,161
Due to related parties	3,126,270	(230,718)	2,895,552
Total Current Liabilities	21,229,844	(10,671,347)	10,558,497

Long-term bank loans	2,491,167	(859,033)	1,632,134
Operating lease liability-noncurrent	-	64,538	64,538
Deferred tax liability	217	-	217
Total Liabilities	23,721,228	(11,465,842)	12,255,386

COMMITMENTS AND CONTINGENCIES

Total Equity (deficit):
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 52,774,579 and 50,000,000 shares issued and outstanding at April 30, 2023	5,000	278	5,278
Additional paid-in capital	152,550	(609,733)	(457,183)
Retained earnings	3,114,651	(3,056,752)	57,899
Total Shareholders’ Equity (Deficit)	3,272,201	(3,666,207)	(394,006)
Non-controlling interest	6,101,855	(4,245,984)	1,855,871
Total Equity (Deficit)	9,374,056	(7,912,191)	1,461,865
Total Liabilities and Equity (Deficit)	$33,095,284	$(19,378,033)	$13,717,251

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Group can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Group, the Group believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Group’s consolidated financial position or results of operations or liquidity.

Commitments

The Group had various outstanding bank loans (details refer to Note 7) and non-cancellable operating lease agreements (details refer to Note 9).

Note 15 — SUBSEQUENT EVENTS

Private Placement Financing

On September 16, 2024, the Company closed a private placement financing of a senior unsecured original issue 25% discount convertible promissory note (the “September 2024 Note”) with its shareholder High-Trend Holdings USA LLC (“High-Trend”) and issued a warrant) to High Trend pursuant to a securities purchase agreement). The September 2024 Note has a principal amount of $3,548,000 with an original issuance discount of $887,000 and zero annual interest. The September 2024 Note had a 12-month maturity and is convertible into the Company’s ordinary shares at an initial conversion price equal to $0.10 per share, subject to adjustment as further specified in the September 2024 Note. As part of the investment, High-Trend was also granted a five-year warrant equal to 150% of the funded amount at an initial exercise price equal to $0.166 per share, subject to adjustment (the “September 2024Warrant”). The Company did not have an obligation to register any of the securities issued in the placement or that are issuable pursuant to the September 2024 Note and September 2024 Warrant. The proceeds from this financing were used for general working capital purposes. The September 2024 Note were subsequently fully converted into 35,480,000 ordinary shares on September 23, 2024.

On October 18, 2024, the Company closed a private placement financing of senior unsecured original issue 25% discount convertible promissory notes (the “October 2024 Notes”) with four investors pursuant to a securities purchase agreement. The October 2024 Notes have an aggregate principal amount of $1,752,000 with an aggregate original issuance discount of $438,000 and zero annual interest rate. The October 2024 Notes have a 12-month maturity and are convertible into the Company’s ordinary shares at an initial conversion price equal to $0.10 per share, subject to adjustment. The Company does not have an obligation to register any of the securities issued in the placement or that are issuable pursuant to the October 2024 Notes. The Company intends to use the proceeds from this financing for general working capital purposes. The October 2024 Note were subsequently fully converted into 17,520,000 ordinary shares on October 21, 2024.

The Company has assessed all events occurred from April 30, 2024, up through October 30, 2024, there are no other material subsequent events that require disclosure.